SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2009

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Production goes on stream in Tupi

Rio de Janeiro, April 30 2009 – PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA, BCBA: APBR/APBRA], a Brazilian international energy company, announces that the production in the Pre-Salt layer of the Santos Basin will start tomorrow, by means of the Extended Well Test (EWT) in the Block BM-S-11, operated by Petrobras (65%) in partnership with BG Group (25%) and Galp-Energia (10%).

The Tupi EWT will kick-off production via well 1-RJS-646, at a depth of 2,140 meters from the water depth, which was connected to FPSO BW Cidade de São Vicente which has a production capacity of 30,000 barrels of oil per day.

The purpose of the test, which will last 15 months, is to collect technical information for the development of the pre-salt reservoirs, such as: the behavior of the reservoirs in long-term production; fluid movement or draining during production; underwater offloading; studies to define the best geometry for the final wells, which may be vertical, horizontal and/or deviated.

With the beginning of the Tupi EWT, Petrobras starts the development of a new exploratory frontier, constituted of oil reservoirs in microbial-type carbonatic rocks located at a depth of some 5,000 meters from the seabed and over 2,000 meters from the water depth. Located more than 300 km from the coast, the development of this area will require a new, complex logistics model not only to transport people and equipment, but to store and offload production.

The FPSO installed for the EWT will be connected to two wells, testing the well 1-RJS 646 in the first nine months and the second well 9-RJS 660 in the remaining six months.

After the EWT is completed, the Tupi Pilot Project will start-up, with a capacity to produce and process 100,000 barrels of oil and 4 million cubic meters of gas per day. The first definitive module for the development of the area may be an extension of the pilot project.

The Tupi area, which accumulates high quality oil, medium to light (28º API), will provide subsidies to Petrobras’ technical staff for the future production development projects for the pre-salt area.

www.petrobras.com.br/ri/english
Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS
Investor Relations Department I E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br
Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ I Tel.: 55 (21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2009

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.